SECURITII 14047151 ION

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SEC Mail Processing Section

FEB 28 2014

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood, Suite 1000
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras — 210-220-5880
(Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/21/14

OATH OR AFFIRMATION

I, Patrick Muras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CARMEN PEREZ
Notary Public
STATE OF TEXAS
My Comm. Exp.06-26-2014

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Frost Securities, Inc.
Year Ended December 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Frost Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Frost Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the supporting schedules to the quarterly FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the quarterly FOCUS reports for the year ended December 31, 2013 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2014

Frost Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Securities, Inc.

We have audited the accompanying financial statements of Frost Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2014

Frost Securities, Inc.

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	488,607
Receivable from parent company related to income taxes		136,623
Premises and equipment		1,081
Deferred income taxes		81,952
Prepaid expenses and other assets		53,288
Total assets	$	761,551
Liabilities and stockholder's equity		
Liabilities:		
Reserves for employee benefit plans	$	14,725
Other accrued expenses		21,460
Total liabilities		36,185
Stockholder's equity:		
Common stock, par value $0.01 per share; 100 shares authorized, issued, and outstanding		1
Additional paid-in capital		14,640,737
Accumulated deficit		(13,915,372)
Total stockholder's equity		725,366
Total liabilities and stockholder's equity	$	761,551

See accompanying notes.

Frost Securities, Inc.

Statement of Operations

Year Ended December 31, 2013

Revenue:	
Management, acquisition and advisory fees	$ 68,551
Interest and other income	2,159
Settlement proceeds	160,000
Total revenue	230,710
Expenses:	
Employee compensation and benefits	430,734
Occupancy and equipment	77,599
Other general and administrative	229,668
Total expenses	738,001
Loss before income taxes	(507,291)
Income tax benefit	177,552
Net loss	$ (329,739)

See accompanying notes.

Frost Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2013	$ 1	$ 14,640,737	$ (13,585,633)	$ 1,055,105
Net loss	–	–	(329,739)	(329,739)
Balance at December 31, 2013	$ 1	$ 14,640,737	$ (13,915,372)	$ 725,366

See accompanying notes.

Frost Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net loss	$ (329,739)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	721
Deferred income tax expense	2,315
Net change in:	
Receivable from parent company related to income taxes	160,968
Prepaid expenses and other assets	(1,531)
Reserves for employee benefit plans	(4,450)
Other accrued expenses	(13,208)
Net cash used in operating activities	(184,924)
Net decrease in cash	(184,924)
Cash at beginning of year	673,531
Cash at end of year	$ 488,607

See accompanying notes.

1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware and began operations in 1999. The Company employs a small group of investment bankers that provide advisory and private equity services to companies located primarily in Texas.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA. The Company is also a member of the Securities Investors Protection Corporation (SIPC), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company did not hold customer cash or securities in connection with customer transactions during 2013.

2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes cash held in a deposit account at Frost Bank, a banking subsidiary of CFBI, a deposit account at a nonaffiliated bank in an amount that exceeds federal deposit insurance coverage, and a minimal balance account held with FINRA. Management regularly evaluates the credit risk associated with the counterparties and believes that the Company is not exposed to any significant credit risks on cash.

2. Significant Accounting Policies (continued)

Revenue Recognition

Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

During 2013, the Company settled certain legal actions via mediation. The company received $160,000 upon the settlement. This amount is reported as settlement proceeds in the accompanying statement of operations.

Income Taxes

The Company's operations are included in the consolidated federal and state income tax returns filed by CFBI using a calendar year-end. The Company's income tax provision is determined as if it filed a separate return using the consolidated income tax rate for CFBI (35% during the period presented), as this is the rate charged by CFBI to the Company. Cash received from CFBI for income taxes was $340,833 in 2013. No cash was paid to CFBI for income taxes in 2013.

Related-Party Transactions

Frost Bank provides certain services for the Company in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, financial operations, and payable disbursement processing. The Company reimburses Frost Bank for these services, which totaled $69,940 for 2013 and is included in other general and administrative expense in the accompanying statement of operations.

The Company maintains certain lease agreements with Frost Bank. See Note 5 – Leases.

The Company has a $1,000,000 line of credit under an agreement with CFBI. The line of credit matures on May 31, 2014, and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect was 3.25% at December 31, 2013. There were no borrowings outstanding on this line of credit during 2013.

3. Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from 4 to 12 years. Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements and were fully amortized at December 31, 2013.

A summary of premises and equipment at December 31, 2013 follows:

Furniture and equipment	$ 148,186
Leasehold improvements	519,772
Total premises and equipment	667,958
Less accumulated depreciation and amortization	(666,877)
Net carrying value	$ 1,081

Depreciation of furniture and equipment totaled $721 in 2013.

4. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a profit-sharing plan and a defined benefit plan. These amounts are included as employee compensation and benefits in the accompanying statement of operations.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation, subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in the Company's matching contributions immediately. The plan covers substantially all eligible employees of the Company. Expense related to the plan totaled $21,390 in 2013. The Company's matching contribution is initially invested in CFBI common stock. However, employees may immediately reallocate the Company's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan.

4. Employee Benefit Plans (continued)

The profit-sharing plan is a defined contribution retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Eligible employees must complete at least one year of service and be age 21 or older. Contributions are allocated to eligible participants pro rata, based on compensation, age, and other factors. Participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Account assets are subject to withdrawal restrictions, and participants vest in their accounts after three years of service. Expense related to this plan totaled $13,975 for 2013.

The defined benefit plan is a noncontributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who were at least 21 years of age and had completed at least one year of service prior to December 31, 2001. Expenses related to this plan were minimal in 2013.

5. Leases

The Company leases office space and equipment from Frost Bank and third parties under operating lease agreements. On October 1, 2008, Frost Bank signed a new lease with a third-party landlord for space that included the Company's existing office space. Concurrently, the Company signed a new sublease agreement with Frost Bank for the existing office space under the same terms and conditions as those contained in the lease agreement between Frost Bank and the third-party landlord. In June 2010, the Company amended the sublease agreement with Frost Bank to reflect a reduction in the Company's office space requirements.

The lease agreement between Frost Bank and the third-party landlord expires in June 2014. The parties are currently negotiating an extension of the lease under terms that are similar to the existing lease agreement. It is anticipated that the Company and Frost Bank will execute a sublease agreement under the same terms and conditions as the master lease agreement.

The aggregate lease expense is reported on a straight-line basis over the life of the lease. Total lease expense was approximately $62,313 for 2013 and is included in occupancy and equipment expense in the accompanying statement of operations. Accrued lease expense payable of $1,382 is recorded in other accrued expenses in the accompanying statement of financial condition as of December 31, 2013. Total operating costs paid by the Company to Frost Bank under the terms of the sublease agreement were $12,793 in 2013 and were included in occupancy and equipment expense in the accompanying statement of operations.

5. Leases (continued)

Future minimum lease payments due under noncancelable operating leases as of December 31, 2013, are as follows:

2014	$ 32,549

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI, and the Company's income tax provision is computed in accordance with a tax-sharing agreement. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2009. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

The reported income tax benefit of $177,552 did not differ from the amount computed by applying the U.S. federal statutory income tax rate of 35% to the net loss before income taxes in 2013.

Income tax benefit for 2013 consists of the following:

Current income tax benefit	$ 179,867
Deferred income tax expense	(2,315)
Income tax benefit	$ 177,552

6. Income Taxes (continued)

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. Deferred taxes at December 31, 2013 were as follows:

Deferred tax assets:	
Premises and equipment	$ 102,806
Total gross deferred tax assets	102,806
Deferred tax liabilities:	
Section 481(a) adjustments – bonus accrual	2,204
Prepaid expenses	18,650
Total gross deferred tax liabilities	20,854
Net deferred tax asset	$ 81,952

No valuation allowance for deferred tax assets was recorded at December 31, 2013, as management believes it is more likely than not that all of the deferred tax assets will be realized.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $452,422 which was $447,422 in excess of its required net capital of $5,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.08 to 1.

8. Accounting Standards Updates

ASU 2011-04, Fair Value Measurement (Topic 820) – *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends Topic 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820, and requires additional fair value disclosures. ASU 2011-04 became effective for the Company on January 1, 2013, and did not have a significant impact on the Company's financial statements.

ASU 2011-11, Balance Sheet (Topic 210) – *Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 amends Topic 210, *Balance Sheet*, to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 became effective on January 1, 2013, and did not have a significant impact on the Company's financial statements.

ASU 2013-08, Financial Services – Investment Companies (Topic 946) – *Amendments to the Scope, Measurement and Disclosure Requirements.* ASU 2013-08 clarifies the characteristics of investment companies and sets forth a new approach for determining whether a company is an investment company. The fundamental characteristics of an investment company include (i) the company obtains funds from investors and provides the investors with investment management services; (ii) the company commits to its investors that its business purpose and only substantive activities are investing the funds for returns solely from capital appreciation, investment income, or both; and (iii) the company or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. ASU 2013-08 also sets forth the scope, measurement and disclosure requirements for investment companies. ASU 2013-08 is effective for the Company on January 1, 2014 and is not expected to have a significant impact on the Company's financial statements.

9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred during this reporting period that requires recognition or disclosure in these financial statements

Supplementary Information

Frost Securities, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

December 31, 2013

Net capital		
Total stockholder's equity from statement of financial condition		$ 725,366
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		725,366
Deductions:		
Receivable from parent company related to income taxes	$ 136,623	
Prepaid expenses and other assets	53,288	
Other nonallowable assets	83,033	272,944
Net capital		$ 452,422
Aggregate indebtedness		
Reserves for employee benefit plans		$ 14,725
Other accrued expenses		21,460
Total aggregate indebtedness		$ 36,185
Computation of basic net capital requirement		
Minimum net capital required ($5,000 or 6 ⅔% of aggregate indebtedness, whichever is greater)		$ 5,000
Excess net capital at 1,500%		$ 450,010
Excess net capital at 1,000%		$ 448,804
Ratio of aggregate indebtedness to net capital		0.08 to 1

There were no material adjustments to the net capital as presented herein and as shown in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2013 filed on January 7, 2014.

Frost Securities, Inc.

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Frost Securities, Inc.

In planning and performing our audit of the financial statements of Frost Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2103, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2014

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